P R O S P E C T U S S U P PL E M E N T NO. 1	Filed Pursuant to Rule 424(b)(2) Registration No. Rule 333-155411

(To prospectus dated December 1, 2008)

CEDAR SHOPPING CENTERS, INC.

Up to $30,000,000 of Shares of Common Stock

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We have entered into a Standby Equity Purchase Agreement, or the Purchase Agreement, with YA Global Master SPV Ltd., or YA Global, for the offer and sale of up to $30,000,000 of shares of our common stock, par value $0.06 per share, offered by this prospectus supplement and the accompanying prospectus dated December 1, 2008.

In accordance with the terms of the Purchase Agreement, we may offer and sell our common stock at any time and from time to time to YA Global; however, we are under no obligation to sell any shares pursuant to the Purchase Agreement. We have been advised by YA Global that the resale of any shares of common stock by YA Global, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of sale or at prices related to the prevailing market prices. YA Global will purchase the shares from us based upon a daily dollar volume weighted average price for our common stock on the New York Stock Exchange. YA Global will receive a discount equal to either 2.75% or 1.75% of the daily dollar volume weighted average price on the day we sell shares to YA Global, depending on the amount of the draw. In connection with the resale of the common stock, YA Global may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and the compensation of YA Global may be deemed to be underwriting commissions or discounts.

Raymond James & Associates, Inc., or Raymond James, will be acting as a placement agent for us and will be entitled to receive compensation from us equal to 1.25% or .75% of the amount advanced to us by YA Global (depending on the amount of the advance) pursuant to our agreement with Raymond James. Although Raymond James, a member of the Financial Industry Regulatory Authority (FINRA), is not offering or selling common stock on our behalf pursuant to this prospectus supplement, the fee received by Raymond James pursuant to the agreement may be deemed by FINRA to be compensation received by a FINRA member in connection with the offering.

See “Plan of Distribution” beginning on page 16 of the accompanying prospectus and on page S-3 of this prospectus supplement for information related to the types of offerings we may make and the expenses associated with such offerings.

Our common stock is listed on The New York Stock Exchange under the symbol “CDR.” The last reported sale price of our common stock on The New York Stock Exchange on September 29, 2009 was $6.67 per share.

Investing in our common stock involves risks. See the risk factors beginning on page S-2 of this prospectus supplement, referenced on page 3 of the accompanying prospectus and beginning on page 10 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission to read about the risks you should consider before purchasing our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus supplement.

YA Global Master SPV Ltd.

The date of this prospectus supplement is September 30, 2009

USE OF PROCEEDS

We will contribute the net proceeds from this offering to Cedar Shopping Centers Partnership, L.P., our operating partnership, which presently intends to use substantially all the net proceeds from this offering to repay amounts outstanding under our secured revolving stabilized property credit facility. We have a $300 million secured revolving stabilized property credit facility with Bank of America, N.A. (as agent) and several other banks, pursuant to which we have pledged certain of our shopping center properties as collateral for borrowings thereunder. The facility, as amended, will expire on January 30, 2010. Borrowings outstanding under the facility aggregated $249.2 million at June 30, 2009, and such borrowings bore interest at an average rate of 1.6% per annum. Borrowings under the facility bear interest at our option at either LIBOR or the agent bank’s prime rate, plus a basis points (“bps”) spread depending upon our leverage ratio, as defined, measured quarterly. The LIBOR spread ranges from 110 to 145 bps (the spread as of June 30, 2009 was 135 bps, which will remain in effect through September 30, 2009). The prime rate spread ranges from 0 to 50 bps (the spread as of June 30, 2009 was 0 bps, which will remain in effect through September 30, 2009). The facility also requires an unused portion fee of 15 bps. The credit facility has been used to fund acquisitions, development and redevelopment activities, capital expenditures, mortgage repayments, dividend distributions, working capital and other general corporate purposes. After repayment, we expect thereafter to borrow from time to time under this credit facility to provide funds for the acquisition of additional properties, redevelopment or development of existing or new properties and for general working capital and other corporate purposes.

THE COMPANY

We were organized in 1984 and elected to be taxed as a REIT in 1986. We are a fully integrated, self-administered and self-managed real estate company. We are focused primarily on the ownership, operation, development and redevelopment of supermarket-anchored shopping centers predominately in coastal mid-Atlantic and New England states. As of June 30, 2009, we owned 121 properties totaling approximately 12.7 million square feet of gross leasable area, or GLA, including 108 wholly-owned properties comprising approximately 11.0 million square feet of GLA and 13 properties owned through joint ventures comprising approximately 1.7 million square feet of GLA. The entire property portfolio was approximately 92% leased at June 30, 2009; the 112 property “stabilized” portfolio (including properties wholly-owned and in joint ventures) was approximately 95% leased at that date.

We conduct our business through our operating partnership, Cedar Shopping Centers Partnership, L.P., which owns (either directly or through subsidiaries) substantially all of our assets. At June 30, 2009, we owned a 95.7% economic interest in, and are the sole general partner of, the operating partnership.

Our principal executive offices are located at 44 South Bayles Avenue, Port Washington, NY 11050, our telephone number is (516) 767-6492 and our website address is www.cedarshoppingcenters.com. The information contained on our website is not part of this prospectus supplement or the accompanying prospectus and is not incorporated in this prospectus supplement or the accompanying prospectus by reference.

In this prospectus supplement, the terms “we”, “us” and “our” include Cedar Shopping Centers, Inc., Cedar Shopping Centers Partnership, L.P. and their consolidated subsidiaries.

RISK FACTORS

An investment in our common stock involves various risks, including those described below pertaining to the common stock and those referenced in the accompanying prospectus on page 3 that address the general risks associated with our business. You should carefully consider such risk factors, together with the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, before acquiring shares of our common stock.

Market volatility may adversely affect the market price of our common stock.

As with other publicly traded securities, the trading price of our common stock depends on several factors, many of which are beyond our control, including:

•	general market and economic conditions;
•	prevailing interest rates;
•	the market for similar securities issued by REITs;
•	our credit rating; and
•	our financial condition and results of operations.

Holders of our outstanding preferred stock have liquidation and other rights that are senior to the rights of the holders of our common stock.

Our board of directors has the authority to designate and issue preferred stock that may have dividend, liquidation and other rights that are senior to those of our common stock. As of September 30, 2009, 3,550,000 shares of our Series A preferred stock were issued and outstanding. Holders of our preferred stock are entitled to cumulative dividends before any dividends may be declared or set aside on our common stock. Upon our voluntary or involuntary liquidation, dissolution or winding up, before any payment is made to holders of our common stock, holders of our preferred stock are entitled to receive a liquidation preference of $25.00 per share, plus any accrued and unpaid distributions. This will reduce the remaining amount of our assets, if any, available to distribute to holders of our common stock. In addition, holders of our preferred stock have the right to elect two additional directors to our board of directors if six or more quarterly preferred dividends are in arrears.

Any issuance of shares of our common stock in the future could have a dilutive effect on your investment.

We may sell shares of our common stock, or securities convertible or exchangeable into or exercisable for shares of our common stock, in the public or private equity markets if and when conditions are favorable, even if we do not have an immediate need for capital at any time. We could choose to issue such shares or securities for a variety of reasons, including for investment or acquisition purposes. Raising funds by issuing shares of our common stock, or securities convertible or exchangeable into or exercisable for shares of our common stock, will dilute the ownership of our existing stockholders. Additionally, we may issue equity securities in the future that have rights, preferences or privileges that are senior to your rights as a holder of our common stock.

PLAN OF DISTRIBUTION

Standby Equity Purchase Agreement

On September 21, 2009, we entered into what is sometimes termed an equity line of credit arrangement with YA Global. We entered into a Standby Equity Purchase Agreement, or Purchase Agreement, with YA Global, which provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $30,000,000 of our common stock over the 24-month term of the Purchase Agreement. From time to time ending on September 21, 2011, and at our sole discretion, we may present YA Global with advance notices to purchase our common stock. Each advance must be for the lesser of $1,000,000 or 20% of the average of the daily trading volume for each of the ten preceding trading days. For each share of common stock purchased pursuant to an advance, YA Global will pay 98.25% of the “VWAP” of our common stock on the day we sell the shares. “VWAP” means, as of any date, the daily dollar volume-weighted average price for such security as reported by Bloomberg, L.P.

Delivery of the shares against payment therefore in respect of each advance notice shall be settled on the trading day following each sale pursuant to the Purchase Agreement. There is no arrangement for funds to be received in an escrow, trust, or similar arrangement. In connection with any advance notice, if any portion of an advance would cause the beneficial ownership of our then outstanding common stock by YA Global to exceed 4.99% or to exceed the aggregate offering price or number of common stock available for issuance pursuant to our current Registration Statement, then such portion shall automatically be deemed to be withdrawn by us with no further action required by us. Raymond James, a member of FINRA/SIPC, is acting as placement agent in connection with the sale of our common stock of YA Global under the Purchase Agreement. We have agreed to pay Raymond James a placement fee of .75% of the amount advanced to us by YA Global.

In addition to advances, we are entitled to present YA Global with big advances of up to $5,000,000 each, or Big Advances. We may only request such Big Advances approximately once a month. If we request a Big Advance, we may request payment on the fourth trading day after the request or on the 20th trading day following the creation of a reserve consisting of a number of shares of common stock determined by dividing 150% of the amount of the Big Advance by the average VWAP over the five trading days prior to the date on which the share reserve is created. On each of 20 consecutive trading days after the establishment of the reserve, we will deliver a number of shares of common stock to YA Global equal to 1/20th, or such other amount as we and YA Global may agree, of the amount of the Big Advance divided by 97.5% of the previous day’s VWAP. We have the right, under certain conditions, to repay Big Advances without the requirement to deliver shares of common stock. With respect to Big Advances, Raymond James will receive a placement fee of 1.25% of the Big Advance.

In addition to our issuance of common stock to YA Global pursuant to the Purchase Agreement, our Registration Statement on Form S-3 (File No. 333-155411) also covers the resale of those shares from time to time by YA Global to the public. In connection with YA Global’s sale of the common stock, YA Global may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and the compensation paid to YA Global may be deemed to be underwriting commissions or discounts. We have agreed in the Purchase Agreement to provide indemnification to YA Global against certain civil liabilities.

YA Global has informed us that it will use an unaffiliated broker-dealer to effectuate all sales, if any, of common stock that it may purchase from us pursuant to the Purchase Agreement. Such sales will be made on the New York Stock Exchange at prices and at terms then prevailing or at prices related to the then current market price. Each such unaffiliated broker-dealer may be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. YA Global has informed us that each such broker-dealer will receive commissions from YA Global that will not exceed customary brokerage commissions.

Common stock may be sold in one or more of the following manners:

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	to a broker-dealer as principal and resale by the broker-dealer for its account; or
•	a combination of any such methods of sale.

YA Global has agreed that during the term of the Purchase Agreement, neither YA Global nor any of its affiliates will engage in any short sales with respect to our common stock or purchase any of our common stock except for common stock purchased in connection with the Purchase Agreement and provided that upon receipt of an advance notice YA Global may sell shares that it is obligated to purchase under such advance notice prior to taking possession of such shares.

In addition, YA Global and any unaffiliated broker-dealer will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act of 1933, as amended, or Securities Act, and the Securities Exchange Act of 1934, as amended, or Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of common stock by YA Global or any unaffiliated broker-dealer. Under these rules and regulations, YA Global and any unaffiliated broker-dealer:

•	may not engage in any stabilization activity in connection with our securities;
•

must furnish each broker which offers our common stock covered by the prospectus that is a part of our Registration Statement with the number of copies of such prospectus and any prospectus supplement which are required by each broker; and

•	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

These restrictions may affect the marketability of the common stock by YA Global and any unaffiliated broker-dealer.

We will report at least quarterly the number of shares of common stock sold through YA Global under the Purchase Agreement, and the net proceeds to us, in connection with the sales of common stock.

The offering of common stock pursuant to the Purchase Agreement will terminate upon the earlier of (1) the sale of up to $30,000,000 of our common stock offered by this prospectus supplement, as may be amended or supplemented, (2) the termination of the Purchase Agreement by either YA Global or us and (3) September 21, 2011. We have the right, at our sole option, exercised by March 21, 2010, to increase the amount of the commitment of YA Global to $45,000,000. If the commitment is increased, we will file an additional prospectus supplement to reflect the increased amount.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Stroock & Stroock & Lavan LLP of New York, New York.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities, in this offering, registered under the Registration Statement of which this prospectus supplement forms a part, excluding discounts payable on the gross proceeds from the sale of shares in this offering, all of which will be paid by us.

Legal fees and expenses	$ 50,000
Accounting fees and expenses	$ 50,000
Commitment and other fees	$ 75,000
Placement Agent fee	$375,000
Miscellaneous	$ 30,000
Total	$580,000

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we subsequently file with the SEC will automatically update and supersede this information. We incorporate by reference our documents listed below which were filed with the SEC under the Exchange Act:

•	Annual Report on Form 10-K for the year ended December 31, 2008;
•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009;
•	Current Reports on Form 8-K filed April 20, 2009, June 11, 2009, August 26, 2009, September 16, 2009 and September 22, 2009; and
•	Definitive proxy statement dated April 27, 2009.

We also incorporate by reference each of the following documents that we file with the SEC after the date of this prospectus supplement but before the end of the offering:

•	Reports filed under Sections 13(a) and (c) of the Exchange Act;
•	Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders’ meeting; and
•	Any reports filed under Section 15(d) of the Exchange Act.

You may request copies of the filings, at no cost, by telephone at (516) 767-6492 or by mail at: Cedar Shopping Centers, Inc., 44 South Bayles Avenue, Port Washington, New York 11050, Attention: Investor Relations.

WHERE YOU CAN FIND MORE INFORMATION

You may read and copy any material that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also access our SEC filings over the Internet at the SEC’s website at http://www.sec.gov.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements include, without limitation, statements containing the words “anticipates”, “believes”, “expects”, “intends”, “future”, and words of similar import which express the Company’s beliefs, expectations or intentions regarding future performance or future events or trends. While forward-looking statements reflect good faith beliefs, expectations or intentions, they are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements as a result of factors outside of the Company’s control. Certain factors that might cause such differences include, but are not limited to, the following: real estate investment considerations, such as the effect of economic and other conditions in general and in the Company’s market areas in particular; the financial viability of the Company’s tenants (including an inability to pay rent, filing for bankruptcy protection, closing stores and/or vacating the premises); the continuing availability of acquisition, development and redevelopment opportunities, on favorable terms; the availability of equity and debt capital (including the availability of construction financing) in the public and private markets; the availability of suitable joint venture partners and potential purchasers of the Company’s properties if offered for sale; changes in interest rates; the fact that returns from acquisition, development and redevelopment activities may not be at expected levels or at expected times; risks inherent in ongoing development and redevelopment projects including, but not limited to, costs overruns resulting from weather delays, changes in the nature and scope of development and redevelopment efforts, changes in governmental regulations relating thereto, and market factors involved in the pricing of material and labor; the need to renew leases or re-let space upon the expiration or termination of current leases and incur applicable required replacement costs; and the financial flexibility to repay or refinance debt obligations when due and to fund tenant improvements and capital expenditures. For more information regarding risks that may cause our actual results to differ materially from any forward-looking statements, please see the discussion under “Risk Factors” referenced in the accompanying prospectus and the other information contained in our publicly available filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2008. We do not undertake any responsibility to update any of these factors or to announce publicly any revisions to forward-looking statements, whether as a result of new information, future events or otherwise.